June 7, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3720

Attention:	Mr. Edwin Kim Ms. Barbara C. Jacobs Mr. Ryan Rohn Mr. Stephen Krikorian

Re:                             CrowdStrike Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-231461)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 29, 2019 and the date hereof, approximately 800 copies of the Preliminary Prospectus dated May 29, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington, D.C. time, on Tuesday, June 11, 2019 or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

As representative of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Goldman Sachs & Co. LLC
	Name:	William D Connolly III
	Title:	Managing Director

Signature Page to CrowdStrike Holdings, Inc. Acceleration Request